Exhibit 99.1

Corporación América Airports S.A. Société Anonyme, 4, Rue de la Grève L-1643 Luxembourg Grand Duchy of Luxembourg R.C.S. Luxembourg B174140

Dear Shareholders,

We are pleased to invite you to participate at the annual general meeting of the shareholders (the Meeting) of Corporación América Airports S.A. (the Company) scheduled for Thursday, May 20, 2021.

Following the Covid-19 pandemic in Luxembourg, the Luxembourg law of September 23, 2020 on measures concerning the holding of meetings in companies and other legal persons, as amended (the COVID-19 Law), was passed in order to provide a special possibility during the period from October 1, 2020 to June 30, 2021 to, among other things, organise shareholders’ meetings without any physical attendance of participants, notwithstanding any provision to the contrary in the articles of association of such Luxembourg company and regardless of the number of participants to such shareholders’ meeting.

In accordance with the COVID-19 Law and in light of the extraordinary circumstances surrounding the Covid-19 crisis, the Company has decided to not organise a physical shareholders’ meeting and that any shareholder, wishing to participate and vote at the Meeting, must choose between:

(i) vote by correspondence (proxy card), or

(ii) be represented by a designated attorney-in-fact, to the exclusion of any third party attorney-in-fact. In accordance with Article 1, (1), subparagraph 2 of the Covid-19 Law, the Company has designated Ms. Carolina Rodriguez and/or Mr. Andrés Zenarruza as the special attorneys-in-fact authorised to represent any shareholder wishing to be represented at the Meeting.

The board of directors of the Company has fixed April 20, 2021, as the record date for the Meeting, and only holders of record of shares on such date will be entitled to notice of and vote at the Meeting or any adjournment or postponement thereof.

Because the Company is a Luxembourg company, its affairs are governed by the provisions of the laws of Luxembourg (the Luxembourg Laws).

Under the provisions of the Luxembourg laws, the Company’s accounts for the financial year ended on December 31, 2020 must be submitted to shareholders on a consolidated basis in accordance with International Financing Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the consolidated financial statements in accordance with IFRS as issued by the IASB and endorsed by the European Union (EU) and the annual accounts in accordance with the generally accepted accounting principles of Luxembourg.

Enclosed with this mailing are the convening notice to the Meeting and a proxy card relating thereto. Copies of the IASB and the EU IFRS consolidated financial statements of the Company for the financial year ended on December 31, 2020, the Company’s annual accounts as of December 31, 2020 together with the relevant management report and the independent auditor’s report are available at http://investors.corporacionamericaairports.com/Annual-Meeting.

Please promptly mark, sign, date and return the enclosed proxy card in the postage-paid envelope so that your shares can be voted at the Meeting.

Please mail your proxy promptly to ensure that your proxy will be received in time for the Meeting.

It is very important that you read the accompanying materials carefully and note the requirements you must satisfy to participate and/or vote your shares at the Meeting.

Yours sincerely,

1

Corporación América Airports S.A. Société Anonyme, 4, Rue de la Grève L-1643 Luxembourg Grand Duchy of Luxembourg R.C.S. Luxembourg B174140

/s/ Martín Francisco Antranik Eurnekian	/s/ Máximo Bomchil
Martín Francisco Antranik Eurnekian	Máximo Bomchil
Director and CEO	Director and Chairman of the Board

April 2021

2

Corporación América Airports S.A.

Société anonyme

4, rue de la Grève, L-1643 Luxembourg

Grand Duchy of Luxembourg

R.C.S Luxembourg: B 174140

CONVENING NOTICE TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on May 20, 2021

The board of directors (the Board) of Corporación América Airports S.A. (the Company) hereby convenes all shareholders to the annual general meeting of the shareholders of the Company (the Meeting), which shall be held on May 20, 2021 in accordance with article 11.2 of the articles of association of the Company (the Articles).

Following the Covid-19 pandemic in Luxembourg, the Luxembourg law of September 23, 2020 on measures concerning the holding of meetings in companies and other legal persons, as amended (the COVID-19 Law), was passed in order to provide a special possibility during the period from October 1, 2020 to June 30, 2021 to, among other things, organise shareholders’ meetings without any physical attendance of participants, notwithstanding any provision to the contrary in the articles of association of such Luxembourg company and regardless of the number of participants to such shareholders’ meeting.

In accordance with the COVID-19 Law and in light of the extraordinary circumstances surrounding the Covid-19 crisis, the Company has decided to not organise a physical shareholders’ meeting and that any shareholder, wishing to participate and vote at the Meeting, must choose between:

(i) vote by correspondence (proxy card), or

(ii) be represented by a designated attorney-in-fact, to the exclusion of any third party attorney-in-fact. In accordance with Article 1, (1), subparagraph 2 of the Covid-19 Law, the Company has designated Ms. Carolina Rodriguez and/or Mr. Andrés Zenarruza as the special attorneys-in-fact authorised to represent any shareholder wishing to be represented at the Meeting.

The agenda of the Meeting is set as follows:

Agenda for the Meeting

1.	Presentation of the annual accounts of the Company for the financial year ended December 31, 2020 (the 2020 Financial Year), of the consolidated financial statements for the 2020 Financial Year as well as the management report and independent auditor’s report for the 2020 Financial Year.

The Board presents to the shareholders of the Company the International Accounting Standards Board (IASB) and the European Union International Financing Reporting Standards (EU IFRS) consolidated financial statements of the Company for the 2020 Financial Year and the Company’s annual accounts for the 2020 Financial Year (together, the Financial Statements), the management report and independent auditor’s report for the 2020 Financial Year.

No vote required.

2.	Approval of the Financial Statements and the management report and acknowledgement of the independent auditor’s report.

The Board proposes to the Meeting to approve the Financial Statements, the management report and acknowledge the report of the independent auditor relating thereto in accordance with article 461-7 of the Luxembourg Act on Commercial Companies dated August 10, 1915, as amended.

3.	Allocation of results for the 2020 Financial Year.

The Board proposes that the Meeting acknowledges that the Company has made a profit with respect to the 2020 Financial Year in an aggregate amount of US$ 18,103,083.06 (eighteen million one hundred three thousand eighty-three United States Dollars and six cents) (the Profit).

The Board proposes to the Meeting to carry forward the Profit to the next financial year.

4.	Discharge (quitus) of the members of the Board for the exercise of their mandate for the 2020 Financial Year.

The Board proposes to the Meeting to grant discharge (quitus) to the members of the Board for the performance of their duties as members of the Board for, and in connection with, the 2020 Financial Year.

5.	Approval, authorization and, to the extent necessary, ratification of the remuneration of the members of the Board.

The Board proposes to the Meeting to approve, authorize and, to the extent necessary, ratify the gross remuneration for the members of the Board, for the performance of their duties in connection with their mandate as directors of the Company during the 2020 Financial Year, to an aggregate amount of EUR 281,250 (two hundred eighty-one thousand two hundred fifty euros).

6.	Appointment of the independent auditor (cabinet de révision agréé) for the financial year ending December 31, 2021.

The Board proposes to the Meeting to appoint PricewaterhouseCoopers as independent auditor (cabinet de révision agréé) for the establishment of the annual accounts and consolidated financial statements of the Company for the financial year ending December 31, 2021, and to grant power and authority to the Board to enter into the relevant agreement (in accordance with market standards) with PricewaterhouseCoopers.

All matters of the above agenda are ordinary matters. In that regard, we refer to the quorum and voting requirements described in the following paragraph.

I.	Quorum, Votes Required, Board Recommendation

Approval of each of the proposed agenda items other than agenda item 1, for which no vote is required, require the affirmative vote of a simple majority of votes validly cast on each resolution by shareholders entitled to vote at the Meeting. No specific quorum is required for the valid deliberation or acknowledgment of the Meeting. The resolutions are passed by the majority of the votes expressed by the shareholders represented at the Meeting and the votes expressed by correspondence. In calculating the majority with respect to the resolutions of the Meeting regarding items 2 to 6 (inclusive), (i) votes relating to shares in respect of which the shareholder abstains from voting, casts a blank vote (vote blanc) or spoilt vote (vote nul) or does not participate and (ii) shares held as treasury shares by the Company and which do not carry any voting rights, are not taken into consideration.

The Board unanimously recommends a vote “FOR” the approval of each of the above agenda items to be presented at the Meeting.

II.	Total amount of shares

The Board has fixed the close of business on April 20, 2021 as the record date (the Record Date) for the Meeting. As of the Record Date, the Company has 163,222,707 (one hundred sixty-three million two hundred twenty-two thousand seven hundred and seven) common shares issued. Out of the 163,222,707 (one hundred sixty-three million two hundred twenty-two thousand seven hundred and seven) issued common shares, 2,610,445 (two million six hundred and ten thousand four hundred forty-five) common shares are held as treasury shares by the Company (the Treasury Shares). Each common share entitles its holder to one vote, to the exception of the Treasury Shares which do not carry any voting rights.

III.	Available information and documentation

The following information is available on the Company’s website at http://investors.corporacionamericaairports.com/Annual-Meeting and at the Company’s registered office in Luxembourg, as of the day of the publication of this convening notice:

a)	full text of any document to be made available by the Company at the Meeting, including draft resolutions in relation to the above agenda items proposed to be adopted at the Meeting (i.e. inter alia the IASB and the EU IFRS consolidated financial statements of the Company and the Company’s annual accounts, the management and the independent auditor’s reports);
b)	this convening notice; and
c)	the proxy card referred to below.

IV.	Important information for shareholders

The Meeting shall be conducted in accordance with the voting requirements of the Luxembourg Act on Commercial Companies dated August 10, 1915, as amended.

Only registered shareholders of our common shares as of the Record Date will be entitled to notice of and vote at the Meeting or any adjournment or postponement thereof.

Any shareholder who holds one or more share(s) of the Company on the Record Date shall be admitted to the Meeting and may participate at the Meeting by appointing Ms. Carolina Rodriguez and/or Mr. Andrés Zenarruza as his/her/its attorney-in-fact or vote by proxy.

Attached to this notice is a proxy card which each shareholder must complete in order to vote his/her/its shares by proxy. Proxy cards must be received by no later than 00:00 a.m. Luxembourg time on May 15, 2021, in order for such votes to count.

Documents and information required by law, including, amongst others: (i) copies of the Financial Statements of the Company for the 2020 Financial Year, and (ii) the Company’s annual accounts for the 2020 Financial Year, together with the relevant management report and independent auditor’s report, are available in the investors section on the Company’s website under http://investors.corporacionamericaairports.com/Annual-Meeting. They may also be obtained free of charge at the Company's registered office in Luxembourg.

Shareholders shall only have the right to ask questions related to the items on the agenda of the Meeting by submitting them to the Company no later than 00:00 a.m. Luxembourg time on May 15, 2021 at the address indicated below. The Company shall answer the questions put to it by any shareholder and publish such answers shortly after the Meeting on the Company’s website under http://investors.corporacionamericaairports.com/Annual-Meeting. The right to ask questions and the obligation of the Company to answer are subject to the Company being able to identify the relevant shareholder(s), the good order of general meetings and their preparation as well as the protection of confidentiality and business interests of the Company.

Address for sending questions:

Corporación América Airports S.A.

Attention: Ana Becerra

4, rue de la Grève

L-1643 Luxembourg

Grand Duchy of Luxembourg

contact@corporacionamericaairports.com

V.	Procedures for Voting by Proxy or being Represented at the Meeting

Any shareholder who holds one or more shares of the Company on the Record Date may participate at the Meeting by appointing Ms. Carolina Rodriguez and/or Mr. Andrés Zenarruza as his/her/its attorney-in-fact, or vote by proxy.

Any attorney-in-fact representing a shareholder must properly file a valid power-of-attorney no later than 00:00 a.m. Luxembourg time on May 15, 2021 at the address indicated below.

Address for filing powers-of-attorney:

Corporación América Airports S.A.

Attention: Ana Becerra

4, rue de la Grève

L-1643 Luxembourg

Grand Duchy of Luxembourg

contact@corporacionamericaairports.com

To vote by proxy, holders of shares must complete and return the proxy cards in the postage-paid envelope. In order for such votes to count, proxy cards must be received no later than 00:00 a.m. Luxembourg time on May 15, 2021.

If you complete and return a proxy card directing how to vote your shares, the individuals named as proxies will vote your shares in the manner indicated in your completed proxy card. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” each of the proposed items identified in the above agenda.

If you hold your shares through a brokerage account, please contact your broker to receive information on how you may vote your shares.

Yours sincerely,

/s/ Martín Francisco Antranik Eurnekian	/s/ Máximo Bomchil
Martín Francisco Antranik Eurnekian	Máximo Bomchil
Director and CEO	Director and Chairman of the Board